UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-03315

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HERBERT J. SIMS & CO., INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2150 POST ROAD, SUITE 301
(No. and Street)

FAIRFIELD	CT	06824
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JASON DIAMOND	203 418 9006	JDIAMOND@HJSIMS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

APRIO, LLP
(Name – if individual, state last, first, and middle name)

7 PENN PLAZA, SUITE 210		NY	10001
(Address)	(City)	(State)	(Zip Code)

	926
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JASON DIAMOND, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HERBERT J. SIMS & CO., INC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CATHERINE A VANCHO
NOTARY PUBLIC
State of Connecticut
My Commission Expires 02/29/2028

Signature:

Title: MANAGING PRINCIPAL

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and CFTC Regulation 1.10(g) as a PUBLIC document.

HERBERT J. SIMS & CO., INC.

AND SUBSIDIARIES

DECEMBER 31, 2022

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Herbert J. Sims & Co., Inc. and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Herbert J. Sims & Co., Inc. and Subsidiaries, the "Company", as of December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the consolidated financial position of Herbert J. Sims & Co., Inc. and Subsidiaries as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Aprio, LLP

We have served as Herbert J. Sims & Co., Inc. and Subsidiaries's auditor since 2014.

New York, New York

March 10, 2023

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

<u>ASSETS</u>

Cash and cash equivalents	$	1,516,410
Certificates of Deposit		1,024,427
Securities owned, at fair value		7,327,855
Due from clearing agent		4,022,832
Accrued interest receivable		103,319
Advisory fees receivable, net		1,431,618
Employee loans and other advances		2,332,141
Prepaid taxes and tax refunds receivable		2,532,576
Furniture, equipment and leasehold improvements, net		419,244
Right of use assets - operating leases		5,295,004
Secured demand note receivable collateralized by cash and marketable securities		1,750,000
Other assets		1,700,737
TOTAL ASSETS	$	29,456,163

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

<u>LIABILITIES</u>

Accounts payable and accrued expenses	$	5,494,196
Operating leases payable		5,308,028
Subordinated borrowings		8,267,316
TOTAL LIABILITIES	$	19,069,540

<u>STOCKHOLDER'S EQUITY</u>

Common stock, no par value; authorized 2,500 shares, issued 2,119 shares	$	64,939
Additional paid in capital		184,212
Retained earnings		10,781,255
Treasury stock, 994 shares, at cost		(643,783)
TOTAL STOCKHOLDER'S EQUITY	$	10,386,623
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	29,456,163

See accompanying notes to consolidated Statement of Financial Condition

1. <u>ORGANIZATION AND NATURE OF BUSINESS</u>

   Herbert J. Sims & Co., Inc. ("HJS") is a Delaware Corporation re-incorporated on November 15, 2012. Previously, it was incorporated under the laws of the State of New York.

   Herbert J. Sims & Co., Inc. and its wholly owned subsidiaries (collectively, the "Company") are principally engaged in investment banking, financial advisory, investment advisory, retail brokerage and other related financial services. These services are provided to institutions, businesses and individuals.

   HJS is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is registered as an introducing broker with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC).

2. <u>SIGNIFICANT ACCOUNTING POLICIES</u>

   a. <u>Principles of Consolidation</u>

      The consolidated Statement of Financial Condition includes the accounts of HJS and its wholly owned subsidiaries:

      > Sims Mortgage Funding, Inc.
      > HJS Advisors, Inc.
      > Herbert J. Sims Capital Management Inc.

      All intercompany balances and transactions have been eliminated in consolidation.

   b. <u>Use of Estimates</u>

      The Company's consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the consolidated Statement of Financial Condition requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

   c. <u>Cash and Cash Equivalents</u>

      Cash represents cash deposits held at financial institutions. The Company maintains deposits in financial institutions that consistently exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments.

   d. <u>Investments Securities</u>

      The Company classifies its investments in government bonds as held-to-maturity since the Company has the positive intent and ability to hold the bonds to maturity. Therefore, the bonds are recorded at amortized cost. Subsequent to initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method less impairment, with revenue recognized on an effective yield basis.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

   e. Furniture, Equipment & Leasehold Improvements

   Furniture, equipment & leasehold improvements are stated at cost. The Company provides for depreciation of assets using the straight-line method for financial reporting purposes. Furniture and equipment are depreciated over 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or over the term of the lease, which range from 1 to 6 years in length.

   f. Employees Loans and Advances

   The company has extended credit to certain employees upon commencement of employment with the Company. The credit is in the form of notes signed by the individuals. The outstanding balance of the notes is $2,332,141 at December 31, 2022. The loans average five years and are amortized on a monthly basis over their term and are charged a market rate of interest.

   An employee loan is placed on nonaccrual status when, based on current information, it is no longer probable that the scheduled payments of principal and interest would be collected when due according to the contractual terms of the underlying loan agreement. The amortized cost basis of the employee loan is written-off against the allowance for credit losses when the amount is deemed to be uncollectible.

   g. Securities Owned Transactions

   Proprietary securities transactions are recorded on a settlement date basis which is generally two business days after trade date. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial. In the normal course of business, the Company purchases and sells securities as both principal and agent. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements.

   h. Income Taxes

   The Company files its federal and most state and local income tax returns as part of a consolidated group. The Company calculates federal, state and local income taxes as if the Company filed on a separate return basis, and the amount of tax or benefit calculated is either remitted to or received from the parent.

   Deferred income taxes are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. While management expects the Company to utilize the deferred tax assets in future years by generating operating profits, a full valuation

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

  h. Income Taxes (cont'd)

     allowance against the deferred tax asset has been recorded in the amount of approximately $1,354,960 due to cumulative net operating losses, loss carryforwards and other temporary differences as of December 31, 2022.

  i. Subsequent Events

     The Company has evaluated subsequent events through March 10, 2023, the date the consolidated Statement of Financial Condition was available to be issued.

  j. Leases

     The Company recognizes and measures its leases in accordance with FASB ASU No. 2016-02, Leases (ASC Topic 842). The Company is a lessee in various non-cancellable operating lease for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of each lease.

     The lease liability is initially and subsequently recognized based on the present value of the contract's future lease payments. Variable payments are included in the future lease payments when those payments depend on an index or a rate. The discount rate is the implicit rate, if it is readily determinable, or the Company's incremental borrowing rate. The implicit rate of the Company's leases is not readily determinable and accordingly, the Company uses its incremental borrowing rate, based on information available at each lease commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a consolidated basis to borrow an amount equal to the lease payments under similar terms in a similar economic environment.

     The ROU asset is subsequently measured throughout the lease term at the amounts of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs plus (minus) any prepaid (accrued) lease payments, less the amortized balance of lease incentives received, and any impairment recognized. Lease cost for the lease payments is recognized on a straight-line basis over the lease term.

  l. Current Expected Credit Losses (CECL)

     The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis.

3. ADVISORY FEES RECEIVABLE

The Company (HJS Advisors, Inc.) acts as the bondholder representative for issued loans. As of December 31, 2022, $1,431,618 of net receivables are due to contracts with customers and are included in advisory fees receivable on the consolidated statement of financial condition.

The Company monitors and analyzes the financial condition of bond issuers and bondholders, the value of the underlying assets securing the loans, and the issuers' ability to pay, in determining whether an allowance for any amounts deemed uncollectible is required. From time to time, as needed, the Company works with issuers to execute full or partial recapitalization programs.

The net receivable reflects an allowance for credit losses of $474,600, due from customers that are under financial distress.

4. SECURITIES OWNED

Securities owned at December 31, 2022 consist of fixed income securities at fair value as follows:

Municipal bonds	$7,327,855

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities.

5. INVESTMENTS HELD TO MATURITY

The Company invests surplus cash in certificates of deposit or U.S. government bonds that are less than 12 months in maturity from the acquisition date. There were no positions that exceeded the FDIC insurance limit of $250,000.

At December 31, 2022, the Company held investments in marketable securities that were classified as held to maturity and consisted of the following:

	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value
Certificates of Deposit	$1,029,559	$ -	$ 5,132	$1,024,427

6. <u>FAIR VALUE OF FINANCIAL INSTRUMENTS</u>

FASB ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company determines the fair values of its financial instruments and assets and liabilities recognized at fair value in the consolidated Statement of Financial Condition on a recurring basis in accordance with ASC 820.

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, ASC 820 uses a fair value hierarchy and describes three levels used to classify fair value measurements.

Level 1 measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 measurements are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

Level 3 measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

The following valuation factors are considered for the financial assets and liabilities of the Company:

Cash equivalents consist of investments in money market funds. Such instruments are classified within level 1 of the fair value hierarchy.

Fixed rate municipal bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate municipal obligations. Fixed rate municipal bonds are classified within Level 2 of the fair value hierarchy because they are traded in an over the counter market (OTC) or Level 3 based on other specific factors, such the borrower's credit strength and operating environment, in the case of project revenue bonds.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (cont'd)

Fixed rate corporate bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate corporate obligations. Fixed Corporate bonds are classified as Level 2 in the fair value hierarchy.

Corporate bonds issued as private placements valued using unobservable inputs, such as discount rates, long-term revenue growth rates, operating margins, cap rates and other assumptions about the securities are classified as Level 3 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value basis as at December 31, 2022.

	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds	$ -	$7,327,855	$ -	$7,327,855

7. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture	$ 830,302
Equipment	1,171,188
Leasehold improvements	378,252
	2,379,742
Less Accumulated depreciation	1,960,498
Furniture, equipment and leasehold improvements, net	$ 419,244

8. DUE FROM CLEARING AGENT

The Company clears all its financial transactions with customers through a clearing agent on a fully disclosed basis as an introducing broker. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall, at all times, contain cash and/or securities with a minimum market value of $250,000.

The Company has various accounts at the clearing broker for margining of securities held in the Company's trading inventory. The clearing broker has the right to net (offset) the balances in these firm accounts which results in a net receivable from the clearing broker or a net liability to the clearing broker. The liability is collateralized by the securities held by the clearing broker.

9. PREPAID TAXES AND TAX REFUNDS

The Taxpayer Certainty and Disaster Tax Relief Act of 2020, enacted December 27, 2020, made a number of changes to the employee retention tax credits previously made available under the Coronavirus Aid, Relief, and Economic Security Act (CARES

9. PREPAID TAXES AND TAX REFUNDS (cont'd)

Act), including modifying and extending the Employee Retention Credit ("ERC"), for six months through June 30, 2021. Several of the changes apply only to 2021, while others apply to both 2020 and 2021.

As a result of this legislation, eligible employers could claim a refundable tax credit against the employer share of Social Security tax equal to 70% of the qualified wages they paid to employees after December 31, 2020, through June 30, 2021. Qualified wages were limited to $10,000 per employee per calendar quarter in 2021. Thus, for 2021, the maximum ERC amount available was $7,000 per employee per calendar quarter, for a total of $14,000. For 2020, the credit amount that could be claimed was capped at $5,000 per employee. Based on the number of eligible employees, the Company claimed ERC credits for tax years 2020 and 2021 totaling $2,337,600, which are included in prepaid taxes and tax refunds receivable. Subsequent to year end, the Company received $2,194,865 of the amounts claimed. The Company believes that the balance of $142,735 will also be collected.

10. SECURED DEMAND NOTE & SUBORDINATED BORROWINGS

The subordinated borrowings at December 31, 2022, all of which are from the Company's principal officer, are as follows:

Subordinated notes, 2 percent, due October 14, 2025	$ 4,017,315
Subordinated notes, 1 percent, due November 30, 2023	2,500,000
Secured demand note collateral agreements, 3 percent, due June 29, 2023	1,750,000
Total subordinated borrowings	$ 8,267,315

These agreements have been approved by FINRA and contain automatic renewal provisions. The subordinated borrowings are available for use in computing net capital under the SEC's uniform net capital rule.

To the extent that such borrowings are required for HJS's continued net capital compliance, they may not be repaid.

Cash and securities in the amount of approximately $2,064,000 have been secured as collateral with the clearing agent as required by the secured demand note agreements.

11. INCOME TAXES

On December 2017, the TCJA was signed into law, which enacted various changes to the U.S. corporate tax law. Some of the most significant provisions impacting corporations include a reduced corporate income tax rate from 35% to 21% effective in 2018, a one-time "deemed repatriation" tax on earnings in non-U.S. jurisdictions, limitation on deductibility of interest, the transition of U.S. international taxation from a worldwide tax system to a territorial tax system and other provisions. U.S. GAAP accounting for income taxes requires companies to record the impacts of any tax law change on the Company's deferred income taxes in the quarter that the tax law change is enacted.

The temporary difference, giving rise to the deferred tax asset or liability, consists primarily of the book to tax basis difference for net operating loss carryforwards, prepaid expenses, furniture, equipment and leasehold improvements. The Company has provided for deferred income taxes using Federal and State rates of 21% and 5%, respectively.

The components of the deferred tax assets and liabilities at December 31, 2022, consist of the following:

Deferred tax assets:	
Net operating loss carryforwards	$ 1,384,594
Allowance for uncollectible amounts	121,947
Lease liability	3,346
Interest expense	28,389
Unrealized loss	14,591
Charity deduction carryforwards	9,916
Less: valuation allowance	(1,354,960)
Net deferred tax assets	207,823
Deferred tax liabilities:	
Prepaid expenses	(178,893)
Intangibles	(15,882)
Fixed Assets	(13,048)
Net deferred tax liabilities	(207,823)
Net deferred tax assets	$ —

11. <u>INCOME TAXES (cont'd)</u>

Audit periods remain open for examination until the applicable statute of limitations has expired. The statute of limitations for the tax years is generally three years.

The authoritative guidance for uncertainty of income taxes, as amended, requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely or being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether there are uncertain tax positions that require financial statement recognition. The Company has determined that the guidance for uncertainty in income taxes had no impact on its consolidated Statement of Financial Condition during the year ended December 31, 2022.

12. 401K EMPLOYEE SAVINGS AND RETIREMENT PLANS

As of January 1, 1995, the Company adopted a 401(k) Profit Sharing Employee Savings and Retirement Plan covering all eligible US based employees, as defined. Employee contributions of up to 100% of paid compensation may be made, subject to defined limitations.

As of January 1, 2015, the Company adopted a 401(k) Profit Sharing Employee Savings and Retirement Plan covering all eligible Puerto Rico based employees, as defined.

Under both plans, employee contributions of up to 100% of paid compensation may be made, subject to defined limitations. Employer contributions to the plans are discretionary and are based on participants' annual compensation.

13. <u>RELATED PARTY TRANSACTIONS</u>

The Company acts as a placement agent, advisor or manager for a separate limited liability company owned by two executives of the Company.

14. <u>COMMITMENTS & CONTINGENCIES</u>

In the normal course of business, the Company enters into underwriting contractual commitments. Transactions relating to such underwriting commitments that were open at December 31, 2022, were subsequently settled with no material effect on the consolidated Statement of Financial Condition.

15. INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees bond issuance trustees and other counterparties, against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated Statement of Financial Condition for these indemnifications.

16. LEASES

The Company has obligations as a lessee for office spaces and office equipment with initial non-cancellable terms in excess of one year. The Company classified such leases as operating leases. Some of the leases contain renewal options for a period of one year or more. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining each lease term and associated payments under the renewal options are excluded from these payments. The Company's operating leases do not include termination options for either party to the leases or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus material variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of each building's property taxes, insurance and common area maintenance. These variable lease payments are included in the lease payments used to determine lease liability.

The Company has non-cancellable operating leases for office space in Connecticut, Florida, New Jersey, Minnesota, Maryland, North Carolina, Puerto Rico and Texas under agreements extending through May 2029. Pursuant to ASC 842, the present value of the future minimum lease payments is recorded as a right to use asset ("ROU") and related lease liability.

The Company leases various electronic equipment with a nominal payment due at the end of the lease term. The cost of this equipment has been capitalized and is being depreciated over its useful life. The related liability is shown as a finance lease.

The components of the leases are as follows:

	Operating	Finance
Liability as of 12/31/2022	$5,294,196	$ -
Short-term liability (less than 12 months)	$1,237,544	$ -
Long-term liability	$4,056,563	$ -
Difference between undiscounted cash flows (long term liability) and discounted cash flows	$1,702,739	$ -
Lease cost	$1,251,890	$20,118
Weighted Average Remaining Lease Term in months	56.10	-
Weighted Average Discount Rate	3.616%	-

16. <u>LEASES (cont'd)</u>

Maturities of the lease liability under non-cancellable leases are as follows:

Leases	Operating	Finance
2023	$1,521,407	$ -
2024	1,411,673	
2025	1,061,491	
2026	519,940	
2027	510,197	
2028 & beyond	734,594	
Total undiscounted lease payments	$5,759,302	$ -
Less imputed interest	(465,195)	-
Total lease liability	$5,294,107	$ -

17. <u>FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK</u>

At December 31, 2022 cash on deposit in high quality financial institutions exceeded FDIC limits by approximately $929,082. The Company has not experienced any losses in such accounts.

The Company clears its securities transactions through major financial services firms. These activities may expose the Company to off-balance sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company is exposed to market and interest rate risks as a result of its fixed income trading activities. It is reasonably possible that changes in the values of securities owned could occur in the near term and that such changes could affect the amounts reported on the consolidated statement of financial condition. Interest rate hikes by the Federal Reserve have caused existing bonds to trade lower as newly issued bonds offer higher coupon rates, adding risk to the fixed income market.

The Company is also exposed to credit risk when a counterparty or issuer does not meet its financial obligations to the Company. The Company monitors and actively manages this risk and does not anticipate any losses with respect to such activities.

18. <u>LITIGATION</u>

The Company is, from time to time, a party to legal proceedings arising in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's consolidated Statement of Financial Condition.

19. <u>MINIMUM NET CAPITAL REQUIREMENTS</u>

HJS is registered as a broker-dealer and introducing broker with the SEC and CFTC, respectively. HJS is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. HJS is also subject to the net capital requirement of CFTC Regulation 1.17 and requirements of the NFA. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, HJS's net capital and aggregate indebtedness ("AI"), as defined, were $7,630,709 and $6,081,557 respectively. The aggregate indebtedness to net capital ratio was .797 or 79.7%. Excess net capital was $7,225,272.